EXHIBIT 21.1

Subsidiaries of the Registrant	State of Incorporation
1) Chemtech Services, Inc.	Delaware
2) Astrogenetix, Inc.	Delaware
3) 1st Detect Corporation	Delaware
4) Agriculture Technology Corporation	Delaware
5) Medikinetix, Inc.	Delaware
6) Astral Images Corporation	Delaware
7) Astrotech Technologies, Inc.	Delaware
8) BreathTech Corporation	Delaware
9) AgLAB Inc.	Delaware
10) Cargo Security Center International, Inc.	Delaware